December 6, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Charli Wilson/Mr. Matthew Derby

Re:	FatPipe, Inc.
Amendment No. 2 to Registration Statement on Form S-1 Filed November 14, 2024
File No. 333-280925

Dear Mr. Wilson and Mr. Derby:

On behalf of FatPipe, Inc. (the “Company,” “we,” “us,” or “our”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter dated December 2, 2024, with respect to the Company’s Amendment No. 2 to the Registration Statement on Form S-1 (the “Form S-1/A”) submitted to the SEC on November 14, 2024..

For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in the Amendment No. 3 to the Form S-1 (the “Amendment”) submitted concurrently with the submission of this letter in response to the Staff’s comments.

Amendment No. 2 to Registration Statement on Form S-1

Capitalization, page 29

1. Revise to include Capitalization and Dilution information as of the most recent balance sheet included in the filing.

Response: In response to this comment, the Company respectfully advises the Staff that the Company has revised the Capitalization and Dilution sections on page 29 and 30, respectively, to reflect the most recent balance sheet included in the filing (i.e., September 30, 2024).

Condensed Consolidated Financial Statements at and for the Period Ended September 30,

2024 and 2023

Note 1(B) Significant Accounting Policies

Concentration of Risk, page F-10

2. Please revise to provide a breakdown of the percentage of revenue from each of your major partners similar to your disclosures on page F-21. Similarly, revise your risk factor disclosure on page 9.

Response: In response to this comment, the Company respectfully advises the Staff that the Company has provided a breakdown of the percentage of revenue from each of our major partners on page F-10, as requested by the Staff. Additionally, the Company has revised the risk factor on page 9.

Audited Consolidated Financial Statements for the Years Ended March 31, 2024 and 2023

Note 1(B) Significant Accounting Policies

Revenue recognition, page F-17

3. You state in your response to prior comment 6 that implementation services include documenting customer requirements, configuring FatPipe software, and shipping and installing the network server with the FatPipe software in the customer’s network. Please tell us whether your upfront implementation services include significant customization to the FatPipe software, and if so, explain how. Further, tell us your consideration to recognize revenue related to implementation services up-front either when implementation is complete as a separate performance obligation or upon delivery of the customized software and equipment. In this regard, it is unclear how you determined that the upfront implementation services are highly interdependent and inseparable from other configuration changes and training services that may be provided during the term of the contract, if and when requested by your customers, as indicated in comment 4 to your October 25, 2024 response letter.

Response: In response to this comment, the Company respectfully advises the Staff, that further the Company’s conversation with Mr. Edgar, that while the Company provides customer specific configuration for network configurations, it does not customize the software for each customer. Our revenue for support services is 6.97% of the contract value. For a customer’s initial configuration, it will typically take between 1-2 hours. The initial configuration consists of inputting customer specific networking data. Future support requests may involve customer network changes or troubleshooting any network issues. Further, future support for the customer is not consistently predictable in terms of effort required and is determined more on a case-to-case basis. Therefore, the Company conservatively spreads the revenue over the term of the contract instead of recognizing part of the revenue upfront. Lastly, the revenue attributable to implementation services will be immaterial.

We appreciate the opportunity to respond to your comments. If you have further comments or questions, we stand ready to respond as quickly as possible. If you wish to contact us directly you can reach me at 801-560-2003 or Darrin Ocasio of Sichenzia Ross Ference Carmel LLP at 917-848-6325.

Sincerely,

FatPipe, Inc.

By:	/s/ Bhaskar Ragula
Chief Executive Officer

cc:	Darrin Ocasio, Esq.
Sichenzia Ross Ference Carmel LLP